May 11, 2023

Via EDGAR

Gregory Herbers and Erin Purnell

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re: BranchOut Food Inc.

Registration Statement on Form S-1

Filed April 24, 2023

File No. 333-271422

Ladies and Gentlemen:

This correspondence responds to the letter, dated May 4, 2023, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the abovementioned Registration Statement on Form S-1 filed on April 24, 2023 by BranchOut Food Inc. (the “Company”, “we”, “us” or “our”). We have addressed each of the comments raised by the Staff below and in Amendment No. 1 to Registration Statement on Form S-1 filed on May 11, 2023 (the “Amendment No. 1 “). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 1.

Outlined below are our responses to each of the Staff’s comments:

Form S-1 filed April 24, 2023

Our Articles of Incorporation provide that..., page 34

1.	We note your revisions in response to comment 1. Please include similar disclosure on page 6. In addition, please revise Exhibit 3.1 to clearly state that the provision does not apply to claims under the federal securities laws. In the alternative, please provide reasonable assurance that you will make future investors aware of the provision’s limited applicability (for example, the disclosure will be included in your future periodic reports).

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BranchOut Response:

We have revised page 6 of Amendment No. 1. With regard to disclosure in future filings, the Company confirms that it will provide disclosure regarding these forum selection provisions in its Risk Factors and other applicable items in its future periodic reports pursuant to the Exchange Act, including Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

Capitalization, page 36

2.	We have read your response to prior comment 3, along with your revised disclosures, and have the following comments:

●Please include the $34,500 of long term debt related to the EIDL loans in the debt line of your capitalization table, or explain to us why you believe it is appropriate to exclude it;

● Explain why the shares related to the automatic conversion of notes, including convertible notes undertaken subsequent to year end, have not been included in the ‘As Adjusted’ column of the table.

BranchOut Response:

We have revised page 36 of Amendment No. 1 to include the $34,500 of long term debt related to the EIDL loans in the debt line of the capitalization table. We have also revised the ‘As Adjusted’ column of the capitalization table and related discussion to give effect to the automatic conversion of the convertible notes.

Resale Prospectus, page II-1

3.	We note your response to comment 8. Please revise the cover page of the resale prospectus to disclose that the resale shares will not be sold until the initial public offering is closed and state the price of the initial public offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

BranchOut Response:

We have revised the cover page of the resale prospectus to Amendment No. 1.

Exhibit Index, page II-13

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4.	We note that you have redacted provisions and terms of certain exhibits. Please revise to mark the exhibit index to indicate that portions of the exhibit or exhibits have been omitted. Refer to Item 601(b)(10)(iv) of Regulation S-K.

BranchOut Response:

We have updated the exhibit index to Amendment No. 1.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Dane Johansen, Esq. at (801) 532-7840 or djohansen@parrbrown.com.

Very truly yours,

/s/ Eric Healy
Eric Healy
Chief Executive Officer
BranchOut Food Inc.

cc:	Mindy Hooker and Claire Erlanger, Securities and Exchange Commission
Dane Johansen, Esq.

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